Ex - 99.1
Annual Report
(For the period from January 1, 2006 through December 31, 2006)
To:     The Financial Supervisory Commission of Korea
Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this report.
March 30, 2007

Representative Director & CEO :	Mr. Byung-Moo Park
Head Office :	Asia One Building, 17-7 Yeouido-dong,
Youngdeungpo-gu, Seoul, Korea 150-874
(Tel.) 82-2-6266-5500
Person in Charge :	Ms. Janice Lee, Chief Financial Officer
(Tel.) 82-2-6266-2300

     On March 30, 2007, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed an annual report (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.
     The audited annual financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).
Cautionary Statement Concerning Forward-Looking Statements
     The Report contains ‘‘forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.
     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and the regulatory environment in which the Company operates.
     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.
     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors and Audit Committee
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Attachments
X.	Other Matters
List of Exhibits

I.	Company Information
1.	Company Objectives
A)	Scope of business
–	Provide services related to the internet including broadband internet access services

–	Provide local telephony, long distance telephony and international telephony services

–	Lease telecommunications lines and facilities related thereto

–	Establish, own and operate telecommunication networks

–	Manufacture, sell and supply equipment and/or machines incidental or conducive to telecommunication business

–	Research and develop technologies related to telecommunications

–	Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses

–	Undertake any overseas activities, for any of the objectives set forth in the foregoing items

–	Lease real estates, and facilities thereof

–	Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities

–	Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives
B)	Proposed future business
●	TV-Portal business
In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanarotelecom further acquired newly issued shares of hanaromedia totaling KRW 13 billion, KRW 6.5 billion each on March 31 and June 30, 2006. An aggregate amount of KRW 18.5 billion has been invested in acquiring hanaromedia’s shares in 2006.

In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006 (the Convergence Headquarters was reorganized into the hanaTV Business Division in January 2007). The Company expects to offer various value-added services over its own network and improve subscriber retention. The commercial hanaTV service was launched on July 24, 2006 and acquired about 310,000 subscribers as of the end of February 2007.

–	Expected revenue and subscriber target of TV-Portal service

Year	Expected revenue (KRW billion)	Subscriber target (1,000 subscribers)
2007	70 ~ 80	1,000
2008	200	1,500

*	Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.
–	Basis for the estimates of expected revenue and subscribers

Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.
2.	History of the Company
A)	Major changes since its inception
–	Date of establishment: September 26, 1997

–	Address of head office: 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea, 150-874

●	Changes in the largest shareholder

Date	Largest shareholder	Remark
Dec. 9, 1999	Samsung Electronics Co., Ltd. and its affiliated company	Became the largest shareholder after Dacom Corporation, the former largest shareholder, sold part of its stake in the Company

Jan. 3, 2000	Dacom Corporation and its affiliated companies (LG Group)	Became the largest shareholder after Dacom Corporation was designated as a member company of the LG Group

Nov. 18, 2003	AIF II NT, Ltd. and SSB-AOF NT, Ltd.	Became the largest shareholder after acquiring 39.6% of the stake
●	Other major changes

Date	Changes
Oct. 1, 1998	Launched high speed Internet access services through CATV

Apr. 1, 1999	Launched local telephony services and high-speed Internet access services in four major cities

Mar. 29, 2000	Listed 24 million ADRs on NASDAQ

Jul. 1, 2004	Launched commercial long distance/international telephony services

Jan. 1, 2006	Merged with Korea Thrunet Co., Ltd.

Mar. 24, 2006	Mr. Byung-moo Park was newly appointed as Representative Director

May 3, 2006	Completed a reverse stock split (2:1) without payment to shareholders (paid-in capital after capital reduction: KRW 1,158.4 billion)

Jul. 24, 2006	Launched the commercial hanaTV service
B)	M&A, transfer of business
●	M&A

Date	Company	Description	Acquisition Amount
Jan. 1, 2006	Korea Thrunet Co., Ltd.	Merger with Korea Thrunet Co., Ltd. (1,217,832 shares were issued as part of the merger.)	KRW 471.4 billion

●	Transfer of business

Date	Company	Description	Amount
Feb. 28, 2002	DreamX.net Co. (HanaroDream Inc.)	Transfer of Hananet business (portal, e-commerce, cyber education, etc.) to DreamX.net	Decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW 49.9 billion)

Apr. 1, 2004	GS Digital Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 4.2 billion

Jun. 1, 2004	Damul Telecom Co., Ltd.	Acquisition of broadband Internet business and outsourcing of customer services

Jul. 1, 2004	Joongang Cable TV	Acquisition of broadband Internet business	KRW 893 million

Jul. 1, 2004	Kyungsan Cable TV	Acquisition of broadband Internet business	KRW 972 million

Jul. 1, 2004	Youngcheon Cable TV	Acquisition of broadband Internet business	KRW 231 million

Dec. 1, 2004	DBS Daekyung Broadcasting Co., Ltd.	Acquisition of broadband Internet business	KRW 1.61 billion

Feb. 1, 2005	CM TEL Co., Ltd.	Acquisition of broadband Internet business	KRW 900 million

May 1, 2005	Damyang Cable TV	Acquisition of broadband Internet business	KRW 120 million

Jul. 1, 2005	Pohang Broadcasting	Acquisition of broadband Internet business	KRW 2.4 billion

Sep. 1, 2005	Dreamline Corp.	Acquisition of broadband Internet business	KRW 2.78 billion

Nov. 1, 2005	Chungcheong Media Telecom	Acquisition of broadband Internet business	KRW 654 million

Nov. 1, 2005	Tongyoung Cable TV	Acquisition of broadband Internet business	KRW 317 million

Jul. 1, 2006	Gochang Cable TV	Acquisition of broadband Internet business	KRW 280 million

Jul. 1, 2006	Buan Cable TV	Acquisition of broadband Internet business	KRW 200 million

Jun. 1, 2006	Keumsa Cable TV	Acquisition of broadband Internet business	KRW 250 million

Jul. 1, 2006	Wasoo Cable TV	Acquisition of broadband Internet business	KRW 60 million

Jul. 1, 2006	Sangmoo Internet	Acquisition of broadband Internet business	KRW 60 million

Aug. 1, 2006	OK-NET Co., Ltd.	Acquisition of broadband Internet business	KRW 12 million

Oct.1, 2006	Techro Billtec Co., Ltd.	Acquisition of broadband Internet business	KRW 540 million

Date	Company	Description	Amount
Jul. 1, 2006	Pohang Broadcasting	Acquisition of broadband Internet business	KRW 580 million

Aug. 1, 2006	Hangaram Networks Co., Ltd.	Acquisition of broadband Internet business	KRW 560 million

Aug. 1, 2006	Tera Power Co., Ltd.	Acquisition of broadband Internet business	KRW 450 million

Sep. 1, 2006	Youngnam Network Co., Ltd.	Acquisition of broadband Internet business	KRW 340 million

Aug. 1, 2006	Chungcheong Cable Netcom Co., Ltd.	Acquisition of broadband Internet business	KRW 206 million

Aug. 1, 2006	Chungcheong Hananet Co., Ltd.	Acquisition of broadband Internet business	KRW 124 million

Sep. 1, 2006	HINET Co., Ltd.	Acquisition of broadband Internet business	KRW 100 million

Oct. 1, 2006	Techro Villiage Co., Ltd.	Acquisition of broadband Internet business	KRW 440 million

Oct. 1, 2006	Daelim I&S Co., Ltd.	Acquisition of broadband Internet business	KRW 9.55 billion

Dec. 1, 2006	Youji Telecom, etc.	Acquisition of broadband Internet business	KRW 4.15 billion

–	Onse Telecom Co., Ltd.	Submitted an application on Feb. 12, 2007 for the approval to acquire broadband Internet business under the Telecommunications Business Act	—

Note) The transfers of businesses stated above have not been subjected to the resolution of the general shareholders meeting as they are not the transfer of the entire business or part of an material business.

C)	Major events

Date	Changes
Jan. 1, 2006	Completed merger with Thrunet

May 3, 2006	Completed a reverse stock split (2:1) without payment to shareholders
D)	hanarotelecom business group

As of the end of December 2006, companies included in hanarotelecom business group are as follows;
1.	hanarotelecom incorporated (Listed)

2.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

3.	HanaroDream, Inc. (Not listed)

4.	hanaromedia, Inc. (Not listed)

5.	Hanaro Seoul Customer Service Inc. (Not listed)

6.	Hanaro Metro Customer Service Inc. (Not listed)

7.	Hanaro Gwangju Customer Service Inc. (Not listed)

8.	Hanaro Pusan Customer Service Inc. (Not listed)

9.	Hanaro TeleSales Inc. (Not listed)

10.	Hanaro CS Inc. (Not listed)

3. Changes in Paid-in Capital
     A) Capital increase in the last 3 years
(Unit: KRW, share)

				Offering price per
Date	Type	Number	Par value per share	share
Mar. 22, 2002	Exercise of warrants	4,226,094	5,000	5,000
Mar. 27, 2002	Exercise of warrants	2,718,540	5,000	5,000
Mar. 28, 2002	Exercise of warrants	3,286,962	5,000	5,000
Mar. 29, 2002	Exercise of warrants	2,100,690	5,000	5,000
Nov. 18, 2003	Right issue	182,812,500	5,000	3,200
Jan. 9, 2006	—	1,217,832	5,000	3,826
Sep. 6, 2006	Exercise of warrants	502,399	5,000	5,917
Sep. 15, 2006	Exercise of warrants	66,986	5,000	5,917
Jan. 3, 2007	Exercise of warrants	229,987	5,000	5,917
Jan. 8, 2007	Exercise of warrants	260,131	5,000	5,917
Jan. 16, 2007	Exercise of warrants	451,042	5,000	5,917
Jan. 18, 2007	Exercise of warrants	286,926	5,000	5,917
Jan. 19, 2007	Exercise of warrants	1,535,110	5,000	5,917

Note) 1,217,832 shares were issued with regard to the merger with Thrunet on January 9, 2006.
     B) Bonds with warrants (As of March 30, 2007)
(Unit: million KRW, share)

Issue date	February 26, 2002
Expiration date	February 26, 2007
Total face value	KRW 132,120 million (USD 100 million)
Exercise period	May 26, 2002 ~ Jan. 26, 2007
Exercise price	KRW 5,917
Number of shares issued upon exercise	3,332,581
Number of shares to be issued upon exercise	—
Remark	After capital reduction, the exercise price and the number of shares to be issued were adjusted to KRW 10,000 per share and 1,981,800 shares, and readjusted to KRW 5,917 per share and 3,349,332 shares through refixing.

Note 1) The bonds were fully repaid on September 2, 2003, with the remaining warrants to subscribe for 3,349,332 common shares of the Company. The exercise price was adjusted from KRW 5,000 per share to KRW 10,000 per share on May 3, 2006, and adjusted again to KRW 5,917 per share through refixing on May 26, 2006, in accordance with the Subscription Agreement.
Note 2) The number of exercisable shares was 2,779,945 as of the end of December 2006 and 16,746 as of January 26, 2006. Due to the expiration of the exercise period, there are no exercisable shares as of the end of January 2007.

4. Number of Shares Issued (As of March 30, 2007)
     A) Total number of shares issued
(Unit: share)

Authorized shares	Shares issued	Treasury stock	Shares trading	Par value
700,000,000	235,009,087	—	235,009,087	KRW 5,000

Note) The number of issued shares was 232,245,891 shares as of Dec. 31, 2006. As new shares were issued (2,763,196 registered common shares) upon the exercise of warrants in January 2007, the number of shares trading is 235,009,087 shares as of March 30, 2007.
     B) Acquisition and disposal of treasury stock

			Acquisition	Disposal
	Class	Beginning	(+)	(-)	Ending	Remark
Direct acquisition in accordance with Paragraph 1, Article 189-2 of the Securities and Exchange Act of Korea	Registered common share	—	—	—	—

Direct acquisition for reasons other than Paragraph 1, Article 189-2 of the Securities and Exchange Act of Korea	//	—	15,023	15,023	—

Subtotal	//	—	15,023	15,023	—

Indirect acquisition through trust agreement, etc.	//	—	—	—	—

Total	//	—	15,023	15,023	—

Note1) With regard to the merger with Thrunet, 44 shares were acquired through the exercise of appraisal right, while 4,524 shares were as odd lots.
Note2) 10,455 shares were acquired as odd lots after capital reduction on May 3, 2006.
     C) Employee share scheme (Employee Stock Ownership Association)
●  Transactions with the Employee Stock Ownership Association:
  [Loans to the employees]
(Unit: KRW million)

			Interest
			Rate	Ending	Details of
Series No.	Lender	Period	(p.a.)	Balance	Collateral
1st	hanarotelecom	Jan. 14, 2005 ~ Jan. 13, 2007	2.00%	1,677

2nd	hanarotelecom	Sep. 2, 2006 ~ Mar. 1, 2007	—	1,525

			Interest
			Rate	Ending	Details of
Series No.	Lender	Period	(p.a.)	Balance	Collateral
	Korea Exchange Bank	Sep. 2, 2006 ~ Mar. 1, 2007	5.13%	924	Guaranteed by the Company

3rd	hanarotelecom	Jul. 23, 2006 ~ Jul. 22, 2007	—	6,225

	Hana Bank	Jul. 23, 2006 ~ Jul. 22, 2007	4.98%	4,221	Guaranteed by the Company

4th	Hana Bank	Sep. 1, 2006 ~ Aug. 31, 2007	4.88%	10,020	Guaranteed by the Company

	SC First Bank	Sep. 1, 2006 ~ Aug. 31, 2007	4.88%	1,529	Guaranteed by the Company

	Total			26,111

Note) The interest rate of SC First Bank’s loan(4th) to executives is 7.62%(p.a.).
     ●   Exercising voting rights with respect to shares owned by the Association.
Regulations of the Employee Stock Ownership Association

–	The voting rights of shares held in the member’s individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.
     ●   Shares owned by the Association
(Unit: share)

Account held by	Type	Beginning of 2006	End of 2006
Association	—	—	—
Members	Common Share	1,097,433	2,193,486
5. Voting Rights (As of December 31, 2006)

Description		Number of common shares
1.	Shares with voting right (one vote for each share)	232,245,891
2.	Shares with no voting right	—
3.	Shares with restricted voting right	—
4.	Shares with reinstated voting right	—
5.	Shares with unrestricted voting right	232,245,891
6. Dividend payout
     – None due to accumulated deficit.

II.      Business
1.	Introduction
A)	Industry Overview
●	Characteristics of the industry
The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.

☐ The general characteristics and trends of Korea’s telecommunications industry are as follows:
–	Internet and mobile phones are leading the transformation of telecommunications industry
■	With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

■	The era of personal mobile communication has stabilized after the explosive growth in the mobile telephony market.
–	Convergence of telecommunication and broadcasting
■	The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

■	Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.
–	Wireline-wireless integration
■	The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.
–	Adoption of new technologies and cost savings
■	Ensuing competition is speeding up the development of new technologies and services.

■	A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.
●	Growth of the industry
The telecommunications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, which in turn has affected revenue growth. Statistics on revenues and subscribers of the telecommunications industry are as follows:

[Telecom Industry Revenues]

				(Unit: KRW million)
	As of Nov.
	2006	2005	2004	2003	2002

Facility-based Services	27,408,683	30,918,918	30,176,025	28,644,060	28,858,400
Specific Telecommunications Services	1,489,738	1,914,293	1,026,452	1,330,583	1,179,500
Value-added Services	6,160,304	5,975,814	4,648,212	4,358,596	3,763,900
Broadcasting	8,189,181	7,852,678	7,069,292	8,507,210	9,174,600
Total	43,247,906	46,661,703	42,919,981	42,840,449	42,976,400

Note 1) Source: The Korea Association of Information and Telecommunication
[Revenues of Facility-based Service]

				(Unit: KRW million)
	As of Nov.
Description	2006	2005	2004	2003	2002

Fixed Line	12,023,254	12,780,927	13,484,132	13,289,072	13,630,358
Wireless	15,385,429	18,137,991	16,691,893	15,354,988	15,228,067
Total	27,408,683	30,918,918	30,176,025	28,644,060	28,858,425

Note 1) Source: The Korea Association of Information and Telecommunication
[Telecommunications Subscribers]

					(Unit: persons)
Description	2006	2005	2004	2003	2002

Broadband Internet	14,042,698	12,190,711	11,921,439	11,178,499	10,405,486
Local Telephony	23,119,170	22,920,151	22,870,615	22,877,019	23,490,130
Mobile	40,197,115	38,342,423	36,586,052	33,591,758	32,342,493
Total	77,358,983	73,453,285	71,378,106	67,647,276	66,238,109

Note 1) Source: Ministry of Information and Communication
●	Features of changes in economic conditions
The broadband Internet and local telephony markets have hardly affected by changes in economic conditions because broadband Internet and local telephony have become necessities of everyday life.
●	Competitors

Business	Competitor	Entry Barrier
License from the MIC
Local telephony service	KT, LG Dacom	(Telecommunications Business Act)
License from the MIC
Broadband Internet service	KT, LG Powercom and others	(Telecommunications Business Act)

●	Relevant laws and regulations
The Framework Act on Telecommunications and the Telecommunications Business Act are the laws governing the industry.

B)	Current Status of the Company
●	Business environment and portfolio
–	Current Business Outlook
•	Overview
The Korean economy was faced with difficulties such as soaring oil prices, rising international prices of raw materials, a continued weak dollar, lackluster domestic consumption and sluggish corporate investment.

As for the information and communication sector, with the industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 59 counties as of the end of December 2006. It has a total of 5.36 million customers, including 3.61 million broadband subscribers and 1.75 million voice subscriber lines. To respond to rapidly changing market conditions represented by convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and launched the commercial hanaTV service on July 24, 2006. The Company has laid the foundation for the strategic business by acquiring 200,000 subscribers as of the end of 2006, in just 5 months after the launch of hanaTV.
•	Expansion of Network
In order to develop the Company into an integrated telecommunication business equipped with the capacity to provide broadband multimedia services, hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of December 2006, the total length of fiber optic cable is 28,717km (including leased network) in 83 cities, which enabled provision of Internet services to 13.05 million households and voice services to 12.90 million households (excluding those in the overlapped areas).
•	Operational results
Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 1,723.3 billion, EBITDA of KRW 535.5 billion and operating profit of KRW 30.8 billion for the year 2006. The Company has a total of 5.36 million subscribers as of the end of December 2006, maintaining a stable subscriber growth in broadband, voice and hanaTV.
•	Financing
The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006. In addition, the Company raised KRW 19.5 billion of Information Promotion Fund loan through the Korea Development Bank on August 23, 2006 in order to participate in the government’s project to establish the broadband public network in 2006.

•	Business Plan for 2007
➢	Dramatic revenue growth
hanarotelecom would significantly increase revenues and lay the foundation for sustained growth by fostering new growth engines. To do so, the Company would forge strategic alliances in various ways and, if necessary, pursue mergers and acquisitions in new businesses..
➢	Provision of proactive customer service
hanarotelecom would make aggressive efforts to acquire subscribers by providing high-quality customer services and strengthen subscriber retention by focusing on customer satisfaction.
➢	Strengthening of innovative brand power
hanarotelecom would enhance its brand image by positioning its products such as hanafos, hanafone and hanaTV as power brands that offer best services and satisfy customers with competitive price.
➢	Achievement of continuous profit-making
hanarotelecom would continue to generate profits by managing costs efficiently while increasing revenues. In an effort to reduce costs and efficiently manage assets, the Company would rationalize organizational structure and concentrate its capabilities.
➢	Fostering of dynamic professionals
Recognizing that the source of hanarotelecom’s competitiveness is the strength of each employee, the Company would provide various education and training programs to produce creative and dynamic professionals who can proactively respond to rapid changes in the era of convergence. The company would also promote professionalism among employees.
●	Market Share
•	Broadband Internet Subscribers & Market Share

	As of the end of 2006
Service Provider	No. of Subscribers	Market Share
hanarotelecom	3,612,749	25.7%
KT Corp.	6,352,542	45.2%
Others	4,077,407	29.0%
Total	14,042,698	100%

Note 1) Source: Ministry of Information and Communication
Note 2) ‘Others’ include Onse Telecom, Dreamline Corporation, LG Dacom Corporation and other value-added telecommunications business operators and network service operators.
•	Local Telephony Service Subscriber Lines & Market Share

	As of the end of 2006
Service Provider	No. of Subscriber Lines	Market Share
hanarotelecom	1,745,266	7.5%
KT Corp.	21,288,733	92.1%
Dacom	85,171	0.4%
Total	23,119,170	100%

Note) Source: Ministry of Information and Communication
2. Major Services
     A) Prices of Major Services

		(Unit: KRW)
	Classification	2006
hanafos Fiber LAN	Installation fee	30,000
	Monthly flat fee	27,390~33,000

hanafos Free (fixed-line + wireless service)	Installation fee	30,000
	Monthly flat fee	30,000~40,000
	Modem rental fee / month	3,000~8,000
	Telephony charge / 3 minutes	39

hanafos Premium	Installation fee	30,000
	Monthly flat fee	34,000~38,000
	Modem rental fee / month	8,000
	Telephony charge / 3 minutes	39

hanafos Speed	Installation fee	30,000
	Monthly flat fee	25,200~28,000
	Modem rental fee / month	3,000~8,000
	Telephony charge / 3 minutes	39

hanafos wing pack (fixed-line + wireless service)	Installation fee	30,000
	Monthly flat fee	33,000~43,000

hanafone (local telephony service)	Installation fee	30,000
	Monthly flat fee	4,500
	Telephony charge / 3 minutes	39

hanaTV	Installation fee	20,000
	Monthly flat fee	7,000~10,600
	STB rental fee / month	0~7,000

Note 1)	Installation fee or monthly flat fee can be changed depending on contract period, etc.

Note 2)	hanaSet (bundled service) was launched in January 2007.
-	broadband + voice + hanaTV (TPS) : up to 20% discount

-	broadband + voice / broadband + hanaTV (DPS) : up to 10% discount
-	Discount for term contract
•	Modem rental fees

	No-term
	contract	1-year contract	2-year contract	3-year contract
Modem rental fees (KRW)	8,000	6,000	4,000	3,000

Note 1) Modem rental fees are free for optical LAN services and KRW 5,000 for BWILL services (free for contract of 1 year or more).
Note 2) For hanaTV service, installation fees are KRW 20,000 with STB rental fees of KRW 7,000 for no-term contract, KRW 5,000 for 1-year contract, KRW 3,000 for 2-year contract, and exempted for contract of 3 years or more.
•	Monthly flat fees

	Discount rate
				40-month
	1-year contract	2-year contract	3-year contract	contract	4-year contract
Fiber LAN, wing pack	3%	5%	10%	15%	17%
Premium, Speed, Multi-line	3%	5%~6%	10%~11%	—	—
Family	3%	5%~6%	10%~11%	—	—
hanaTV	5%	10%	15%	—	24%~26%

Note 1) For service bundles of broadband and telephony, KRW 2,000 is discounted from monthly flat fees of telephony service.
Note 2) For service bundles of broadband, telephony and hanaTV, 10%~40% discounts of monthly flat fees are applied.
3. Major Facilities
     A) Status on major facilities

		(Unit: KRW million)
	Beginning book value	Ending book value
Description	(As of Dec. 31, 2005)	(As of Dec. 31, 2006)
Land	176,264	176,307
Buildings	288,871	283,045
Structures	167	163
Machinery	1,838,469	1,644,658
Others	10,405	18,019

Note) The beginning book value includes that of Thrunet.

B)	Capital Expenditure (“CAPEX”) plan
●	CAPEX
(Unit: KRW billion)

Item	2006	2007 (E)
Backbone	69.9	78.8~81.2
Last-mile	193.5	197.0~203.0
Others	52.0	54.2~55.9
Total	315.3	330.0~340.0

Note)	2007 CAPEX may be subject to change due to changes in business operation.
4.	Derivative Contracts in Foreign Currency (As of December 31, 2006)

					Valuation
Derivatives				Date of	Gains/Losses
Contact	Amount	Payment Method	Counterparty	Contract	(in KRW)
Cross currency and interest rate swaps	USD 53,605,655	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank	Dec. 19, 2003	-13,904,986,314

Cross currency and interest rate swaps	USD 117,932,437	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Feb. 10, 2004	-27,619,111,237

Cross currency swaps	USD 500,000,000	Receive the principal in USD and make payments in KRW based on the FX rate at the time of the contract	Korea Development Bank, etc.	Feb. 1, 2005	-51,217,227,696

Cross currency swaps	USD 27,507,105	Receive the principal in USD and make payments in KRW based on the FX rate at the time of the contract	Calyon, etc.	Feb. 27, 2006	-1,231,724,812
5.	Material Agreements

[Leased line contract]

Agreement	Counterpart
CATV access network lease agreements	LG Powercom
Interconnection agreements among basic telecommunications carriers	Major carriers
Telecommunications network interconnection agreement	KEPCO

Agreement	Counterpart
Telecommunications conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation
Telecommunications conduit lease agreement	Seoul Metropolitan Subway Corporation
Telecommunications conduit lease agreement	Daegu Metropolitan Subway Corporation
Telecommunications conduit lease agreement	Busan Transportation Corporation
6.	Research and Development Activities
A)	Summary of R&D activities
●	R&D Expenses
(Unit: KRW million)

Items	2006	2005	2004
R&D Expenses	5,389	7,707	5,335
R&D Expenses to Revenues	0.31%	0.53%	0.37%
7.	Other Matters Affecting Investment Decisions
A)	Summary of financing activities
●	Domestic
(Unit: KRW million)

		Beginning		Ending
		(as of Dec. 31,		(as of Dec. 31,
Source		2005)	Net change	2006)
Commercial banks		79,847	41,996	121,843
Insurance companies		—	—	—
Merchant banks		—	—	—
Lease companies		6,663	-5,237	1,426
Mutual savings & finance companies		—	—	—
Other financial institutions		32,761	-21,483	11,278
Sub-total (financial institutions)		119,271	15,276	134,547
Corporate bonds	Public offering	190,000	-90,000	100,000
	Private placement	—	—	—
Right Issuance Note 1)	Public offering	1,692,600	—	1,692,600
	Private placement	585,000	—	585,000
Asset Backed Securities	Public offering	—	—	—
	Private placement	—	—	—
Others		—	3,369	3,369
Sub-total (capital market)		2,467,600	-86,631	2,380,969
Borrowings from shareholders, directors, affiliated companies		—	—	—
Others		—	—	—
Total		2,586,871	-71,355	2,515,516

Note 1) Outstanding balance of right issuance marked here refers to the accumulated amount.

●	Overseas
(Unit: KRW million)

	2006 Balance
Source	Beginning	Net change	Ending
Financial institutions	202,718	-2,569	185,032
Corporate bonds	502,250	—	464,800
Equity (including right issuance) note 1)	361,620	—	340,272
Asset Backed Securities	—	—	—
Others	—	—	—
Total	1,066,588	-2,569	990,104

Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

Note 2) Beginning balances are based on the end of year 2005 exchange rate of KRW/USD = 1,004.5 while ending balances are based on the end of year 2006 exchange rate of KRW/USD = 929.6.
B)	Credit Ratings in the last 3 years

Subject of credit
Date	rating	Credit	Credit rating company
Jun. 11, 2004	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Jun. 14, 2004	Corporate bond	BBB	Korea Investors Service, Inc.
Jan. 13, 2005	Corporate bond	BB	Standard & Poor’s
Jan. 17, 2005	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jan. 13, 2005	Corporate bond	Ba2	Moody’s
Aug. 2, 2005	Corporate bond	BBB	Korea Investors Service, Inc.
Aug. 3, 2005	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Aug. 18, 2005	Commercial paper	A3+	National Information and Credit Evaluation (NICE)
Feb. 2, 2006	Corporate bond	BBB	Korea Investors Service, Inc.
Feb. 3, 2006	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
Feb. 3, 2006	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jul. 26, 2006	Corporate bond	BBB	Korea Investors Service, Inc.
Oct. 13, 2006	Commercial paper	A3+	Korea Investors Service, Inc.
Oct. 13, 2006	Corporate bond	BBB+	Korea Investors Service, Inc.
Oct. 17, 2006	Commercial paper	A3+	Korea Management Consulting & Credit Rating Corporation
Oct. 17, 2006	Corporate bond	BBB+	Korea Management Consulting & Credit Rating Corporation

III. Financial Information
1.	Summarized Financial Statements
(Unit: KRW million)

Description	2006	2005	2004	2003	2002

[Current Asset]	462,537	343,770	611,134	672,571	676,104
Quick assets	460,724	343,654	609,293	671,302	665,242
Inventories	1,813	116	1,841	1,269	10,862

[Non-current Asset]	2,391,908	2,636,331	2,561,300	2,709,351	2,925,467

Investment Securities	117,226	384,881	144,348	117,922	188,425
Property and Equipment	2,140,448	2,188,804	2,362,686	2,542,994	2,695,529
Intangible Asset	134,235	62,645	54,266	48,435	41,513

Total Assets	2,854,445	2,980,101	3,172,434	3,381,922	3,601,570

[Current Liabilities]	535,745	595,691	737,081	821,987	1,355,344
[Long-term Liabilities]	825,534	816,823	687,140	828,763	898,739

Total Liabilities	1,361,279	1,412,514	1,424,220	1,650,750	2,254,083

[Capital Stock]	1,161,229	2,310,676	2,310,676	2,310,676	1,396,613
[Capital Surplus]	1,502,480	344,642	344,642	344,642	692,815
[Accumulated Deficit]	-1,186,156	-1,100,104	-891,264	-901,756	-736,420
[Capital Adjustment]	15,613	12,373	-15,841	-22,390	-5,521

Total Shareholders’ Equity	1,493,166	1,567,587	1,748,213	1,731,172	1,347,487

Revenue	1,723,346	1,444,411	1,436,485	1,375,335	1,253,859
Operating Profit	30,843	53,228	114,021	75,207	1,426
Ordinary Profit	-86,047	-202,692	10,493	-165,336	-127,794
Net Income	-86,047	-208,839	10,493	-165,336	-127,794

-	As accounting policy for some operating expenses including sales commissions was changed from cash basis accounting to accrual basis accounting, financial statements for 2003, 2004 and 2005 reflect an increase of KRW 27.2 billion in current liabilities and accumulated deficit without any change in net income. For the year 2002, net loss increases KRW 4.6 billion due to the change.
2.	Accounting Standards

More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/2007_Audit_Report.pdf).

3. Accounting Information
A) Fiscal years recorded net loss in the last 5 years
(Unit : KRW billion)

Year	Net loss amount	Reason
2006	86.0	Increase in marketing expenses due to intensifying competition
2005	208.8	Increase in marketing expenses due to intensifying competition and expenses for Thrunet merger
2003	165.3	Large investments in early business stage and write-off of idle equipments
2002	127.8	Large investments in early business stage
2001	251.0	Large investments in early business stage
B) Fiscal years recorded net income in the last 5 years
(Unit : KRW billion)

Year	Net income amount	Reason
2004	10.5	Sales increase due to a rise in voice subscribers after the nationwide implementation of FNP and a decrease in financial costs due to the improvement of financial structure after overseas financing
4.	Financial Statements

More information regarding the Company’s financial statements is posted on our website (http://www.hanaro.com/eng/download/ir/state/2007_Audit_Report.pdf).
5.	Financial Statements Before and After Merger
A)	Merger summary
●	Merger parties and method of merger

	hanarotelecom incorporated	Korea Thrunet Co., Ltd.
	(surviving)	(dissolved)
Date of establishment	September 26, 1997	July 30, 1996
Representative Director	Soon-Yub Kwon	Soon-Yub Kwon
Listed market	Kosdaq	—
B)	Financial Statements after merger
●	Balance Sheet Summary (As of December 31, 2005)

(Unit : KRW)

	hanarotelecom
Description	incorporated	Korea Thrunet Co., Ltd.	After merger

[Current Asset]	(343,770,295)	(102,291,618)	(437,098,114)
Quick assets	343,653,800	102,291,618	436,981,619
Inventories	116,495	—	116,495

[Non-current Asset]	(2,636,330,524)	(167,149,586)	(2,586,875,807)

Investment Securities	384,880,927	12,848,945	148,126,101
Property and Equipment	2,188,804,470	141,807,084	2,331,281,969
Intangible Asset	62,645,127	12,493,557	107,467,737

Total Assets	2,980,100,819	269,441,204	3,023,973,921

[Current Liabilities]	(595,690,914)	(47,734,527)	(634,622,660)
[Long-term Liabilities]	(816,823,049)	(145,353,768)	(818,886,818)

Total Liabilities	1,412,513,963	193,088,295	1,453,509,478

[Capital Stock]	(2,310,675,900)	(257,836,065)	(2,316,765,060)
[Capital Surplus]	(344,641,870)	(397,145,627)	(340,764,293)
[Accumulated Deficit]	(-)(1,100,103,644)	(-)(579,325,353)	(-)(1,100,109,194)
[Capital Adjustment]	(12,372,730)	(696,570)	(13,044,284)

Total Shareholders’ Equity	1,567,586,856	76,352,909	1,570,464,443

Total liabilities and shareholders’ equity	2,980,100,819	269,441,204	3,023,973,921

●	Statements of operations (From January 1, 2005 to December 31, 2005)
(Unit: KRW)

Description	hanarotelecom incorporated	Korea Thrunet Co., Ltd.
Operating revenue	1,444,411,001	298,410,752
Operating expenses	1,391,182,529	315,305,229
Operating income (loss)	53,228,472	(-)16,894,477
Non-operating income	92,455,819	22,146,395
Non-operating expenses	348,376,667	82,234,793
Ordinary loss	(-)202,692,376	(-)76,982,875
Extraordinary loss	(-)6,147,574	(-)12,870,439
Loss before tax	(-)208,839,950	(-)89,853,314
Income tax expense	—	—
Net loss	-208,839,950	(-)89,853,314

IV.	Opinion of Independent Auditors and Audit Committee
1.	Opinion of Independent Auditors
A)	Auditors

2006	2005	2004
		Deloitte Anjin LLC
		(formerly known as Deloitte
Deloitte Anjin LLC	Deloitte Anjin LLC	HanaAnjin LLC)
B)	Opinion

Year	Summary of auditor’s opinion
2006	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2006 and 2005, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea.

2005	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2005 and 2004, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea.

2004	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
C)	Summary of particular situations

Year	Particular situations
2006	—

2005	The Company corrected its accounting treatment on the recognition of some operating expenses from cash basis to accrual basis in 2005. As a result of this error correction, ~~W~~ 27,183 million of expenses that should have been expensed before December 31, 2004 were reflected as accrued expenses and added to accumulated deficit before disposition as of December 31, 2004. In addition, the prior year’s financial statements, which are presented for comparative purposes, are restated to reflect the error correction.

2004	—

2.	Opinion of Audit Committee
A)	Summary of Audit Procedure

●	Audit committee members (As of December 31, 2006)

	–	Chairman: Park Sung-kyou (Non-standing)

	–	Members: Kim Sun-woo, Peter Whang (Non-standing)
B)	Opinion

●	Balance Sheet & Statements of Operations

The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

●	Business Report

The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

●	Statement of Disposition of Deficit

The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

3.	Fees Paid to Independent Auditors for the Past 3 Years
A)	Auditing fees to independent auditors for the past 3 years

			(Unit : KRW million)
			Total Hours of
Year	Auditor	Auditing Fees	Service
2006	Deloitte Anjin LLC	806	5,000

2005	Deloitte Anjin LLC	410	3,200

2004	Deloitte HanaAnjin LLC	370	2,800
B) Contracts with independent auditors for services other than auditing

			(Unit : KRW million)
Date of Contract	Description	Term	Fees
Dec. 30, 2005	Improvement of customer center commission system	5 weeks	50

Apr. 4, 2005	Advisory service rendered in relation to the global bond offering	8 weeks	40

Dec. 23, 2004	Issuance of comfort letter in relation to the global bond offering	4 weeks	85

V. Governance Structure and Status of Affiliates
   1. Governance Structure
     A) Board of Directors (“BOD”) (As of March 30, 2007)
●	Status of BOD

Name	Position	Nominated by	Date of appointment
Park Byung-moo	Representative Director	BOD	Mar. 24, 2006

Wilfried Kaffenberger	Non-standing Director	BOD	Nov. 18, 2006 (re-elected)

David Yeung	Non-standing Director	BOD	Nov. 18, 2006 (re-elected)

Paul Chen	Outside Director	Outside director nominating committee	Nov. 18, 2006 (re-elected)

Varun Bery	Outside Director	Outside director nominating committee	Mar. 23, 2007 (re-elected)

Park Sung-kyou	Outside Director	Outside director nominating committee	Nov. 18, 2006 (re-elected)

Kim Sun-woo	Outside Director	Outside director nominating committee	Nov. 18, 2006 (re-elected)

Peter Whang	Non-standing Director	BOD	Mar. 24, 2006

Steven J. Schneider	Outside Director	Outside director nominating committee	Mar. 24, 2006

Afshin Mohebbi	Outside Director	Outside director nominating committee	Mar. 24, 2006

Note)	On March 24, 2006, Mr. Park Byung-moo resigned from the position of Audit Committee member and was appointed as Representative Director.
●	Audit Committee (As of December 31, 2006)

Name	Position	Experience
Park Sung-kyou	Chairman of Audit Committee (Outside Director)	Member of the Korean Institute of Communication Sciences

Kim Sun-woo	Member of Audit Committee (Outside Director)	Standing Director, Okedongmu Children in Korea

Peter Whang	Member of Audit Committee (Non-standing Director)	Managing Director, AIGGIC Korea LTD.

Note)	Former Audit Committee member Park Byung-moo was appointed as Representative Director and Mr. Peter Whang was newly appointed as Audit Committee member at the BOD meeting held on March 24, 2006.

●	Outside Director Nominating Committee (As of December 31, 2006)

Name	Position	Remark
Kim Sun-woo	Outside Director	Chairman of the Outside Director Nominating Committee

Paul Chen	Outside Director	—

Wilfried Kaffenberger	Non-standing Director	—
●	President/Officers Compensation Committee (As of December 31, 2006)
–	President Compensation Committee

Name	Position	Remark
David Yeung	Non-standing Director	Chairman of the President Compensation Committee

Wilfried Kaffenberger	Non-standing Director	—

Varun Bery	Outside Director	—

Paul Chen	Outside Director	—
–	Officers Compensation Committee

Name	Position	Remark
Park Byung-moo	Representative Director	Chairman of the Officers Compensation Committee

David Yeung	Non-standing Director	—

Wilfried Kaffenberger	Non-standing Director	—

Varun Bery	Outside Director	—

Paul Chen	Outside Director	—
●	Executive Committee (As of December 31, 2006)

Name	Position	Remark
Park Byung-moo	Representative Director	Chairman of the Executive Committee

Wilfried Kaffenberger	Non-standing Director	—

Peter Whang	Non-standing Director	—

Varun Bery	Outside Director	—

Afshin Mohebbi	Outside Director	—

Steven Schneider	Outside Director	—

B)	Executive compensation
●	Compensation for directors (including outside directors) and Audit Committee members

(Unit: KRW)
		Ceiling amount of	Average amount per
	Total amount paid	compensation	person
3 directors	861,986,561	2,000,000,000	287,328,854

4 outside directors	146,486,005		36,621,501

3 members of Audit Committee	99,466,667		33,155,556

Note 1) Total amount paid and average amount per person include allowances for retirement payment for the fiscal year 2006. The amount paid to retired directors is included in the total amount paid, but not included in the average amount per person. The amount of KRW 2,000,000,000 is the ceiling amount of compensation for directors for the fiscal year 2006, which was approved at the Company’s Annual General Meeting of Shareholders on March 24, 2006.

●	Granting of the stock option rights (As of December 31, 2006)
–	The cumulative number of stock option rights that have been granted: 29,874,585

–	The cumulative number of stock option rights that have been cancelled: 18,804,357

–	The cumulative number and type of stock option rights to be exercised: 11,070,228 common shares
C)	Directors and Officers Insurance (As of December 31, 2006)

(Unit: KRW billion)
	Premiums paid
		Accumulated
		(including premiums
	2006	paid in 2006)	Coverage limit
Directors and Officers Insurance	1.5	5.33	50.0

2. Affiliated Companies (As of December 31, 2006)

VI. Information Regarding Shareholders
     1. Ownership Structure
A)	Largest Shareholder(s)

(As of December 31, 2006)
Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	19,228,125	8.28%

SSB-AOF NT, Ltd.	Common share	12,360,937	5.32%

Total		31,589,062	13.60%
B)	Major shareholders with 5% or more shareholding

(As of December 31, 2006)
		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	24,767,899	10.66%
AIF II NT, Ltd.	Common share	19,228,125	8.28%
Mirae Asset Investment Management Co, Ltd	Common share	16,458,425	7.09%
SSB-AOF NT, Ltd.	Common share	12,360,937	5.32%
Total	Common share	72,815,386	31.35%
C)	Distribution of shareholders

(As of December 31, 2006)
Type of		% of Total	No. of Shares
Shareholder	No. of Shareholders	Shareholder Number	Owned	Ownership
Minor	88,344	99.98	104,559,585	45.02%
Largest	2	0.00	31,589,062	13.60%
Others	16	0.02	96,097,244	41.38%
Total	88,362	100.0	232,245,891	100.0%

Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depository (‘KSD’).

Note 2) ‘Others’ include shareholders who have not been listed on shareholders’ register.
2. Information on shares and share certificates
●	Articles of Incorporation (dated March 24, 2006)
Article 4. Public Notices

Public notices of the Company shall be made by publishing them in “The Seoul Shinmun” (or its successor in case of merger or change of name. hereinafter, the same), a daily newspaper published in Seoul, Korea. <Amended on October 1, 1999, March 24, 2006>
Article 8. Class of Shares and Denomination of Share Certificates
The shares issued by the Company shall be registered common shares, registered preferred shares, registered convertible shares, and registered redeemable shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s). <Amended on March 23, 2001, March 24, 2006>
Article 9. Preemptive Rights
 Each shareholder of the Company shall have a preemptive right to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.
‚ If any shareholder waives or forfeits its preemptive rights, or if any fractional number of shares(“odd shares”) is created in the course of allotting of such new shares, then such shares waived or forfeited or the odd shares shall be disposed in accordance with by resolution of the Board of Directors of Company. <Amended on August 28, 1999>
ƒ Notwithstanding the provisions of the foregoing Paragraph , the Company may, by resolution of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders <Amended on August 28, 1998>;
1.	If new shares are subscribed by the public pursuant to the Securities and Exchange Act;

2.	If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

3.	If new shares are allotted to members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act; <Amended on April 28, 1998>

4.	If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

5.	<Deleted March 30, 1998>;

6.	If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act <Inserted on February 26, 1999.>;

7.	If new shares are issued to a foreign telecommunications company or a foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business. <Inserted on October 1, 1999.>

8.	If new shares are issued to domestic/overseas investors or the employees or officers of the Company up to an amount not exceeding 50% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas. <Inserted on Mar. 26, 2004, amended on Mar. 26, 2004>
„ <Deleted on October 21, 2003>
… In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.
Article 13. Closure of Shareholders Register and Setting of Record Date
 The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one month, commencing from the day following the last day closing of each accounting period.
‚ The Company shall entitle every shareholder on its shareholders list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.
ƒ The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.
„ The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.
Article 17. Types and Time for Convening Shareholders Meetings
 The general meeting of shareholders of the Company shall consist of ordinary general meetings and extraordinary general meetings.
‚ The general meeting shall be held within three (3) months after the closing of each fiscal year. An extraordinary general meeting shall be held whenever it is considered necessary.

Article 43. Fiscal Year
The fiscal year of the Company shall begin on the first (1) day, of each year and end on the thirty-first (31st) day of December of the same year.
●	Transfer agent of the Company : Korea Securities Depository (Tel : +822 3774-3000)

VII. Information on Directors, Officers & Employees
1. Directors and Officers (as of March 30, 2007)

No. shares
Name	Position	owned
Park Byung-moo	Representative Director and CEO	65,000
David Yeung	Non-standing Director	—
Wilfried Kaffenberger	Non-standing Director	—
Paul Chen	Non-standing Director	—
Varun Bery	Non-standing Director	—
Steven J. Schneider	Non-standing Director	—
Afshin Mohebbi	Non-standing Director	—
Peter Whang	Member of Audit Committee	—
Park Sung-Kyou	Member of Audit Committee	—
Kim Sun-woo	Member of Audit Committee	—
Kim Tae-hyun	Chairman	—
Dominic A. Gomez	Senior Executive Vice President & Chief Operating Officer	—
Janice Lee	Senior Executive Vice President & Chief Financial Officer	—
Kim Jin-ha	Senior Executive Vice President & Head of hanaTV Biz. Div.	14,647
Eric Choi	Senior Executive Vice President & Head of Sales/Channel Div.	—
Hong Soon-man	Senior Executive Vice President & Head of New Corporate Biz. TF	4,200
Mark D. Pitchford	Senior Executive Vice President & Head of Marketing Div.	—
Shin Kyu-shik	Senior Executive Vice President & Head of Corporate Business Div.	9,000
Chang Young-bo	Executive Vice President & Head of Finance HQ	—
Matt Ki Lee	Executive Vice President & HR HQ	—
Park Chong-hoon	Executive Vice President & Head of External Collaboration HQ	—
Marshall J. Cochrane	Executive Vice President & Head of SCM HQ	—
Jeun Sang-jin	Executive Vice President & Head of Communications HQ	649
Oh Sang-hwan	Senior Vice President & Head of Business Alliance Unit	—
Choi Myung-hun	Senior Vice President & Head of Chungcheong Br.	—

No. shares
Name	Position	owned
Kim Yeon-ho	Senior Vice President & Head of Subuk Br.	—
Ko Myung-joo	Senior Vice President & Head of HR HQ	—
Rhee Baeky	Senior Vice President & Representative Director of Hanaro TeleSales Inc.	—
Cho Young-wan	Senior Vice President & Representative Director of Hanaro CS Inc.	5,934
Lee Seung-seog	Senior Vice President & Head of Technology Plan Unit	1,055
Jun Byung-hoon	Senior Vice President & Head of Kangnam Br.	1,500
Park Chan-woong	Senior Vice President & Head of Network Technology Unit	2,650
Park Gab-jae	Senior Vice President & Head of Corporate Sales Unit 2	—
Chae Chung-sik	Senior Vice President & Head of Ops Support Unit	—
Park Min-hyok	Senior Vice President & Head of Busan Br.	—
Youn Taek-hyun	Senior Vice President & Head of Ops Support HQ of hanaromedia Inc.	—
Kim Sung-yong	Senior Vice President & HR HQ	—
Lee Tae-gyu	Senior Vice President & Channel Transformation Unit	—
Kang Ki-sun	Vice President & Senior Vice President of Hanaro RD&M Co., Ltd.	6,488
Chung Hyung-jae	Vice President & Head of Sunam Br.	—
Nam Gye-in	Vice President & Head of Kangbuk Br.	—
Lee In-gyu	Vice President & Head of Channel Planning Team	15,000
Sohn Yi-hang	Vice President & Representative Director of Hanaro Seoul Customer Service Inc.	—
Park Young-kun	Vice President & Head of Corporate Sales Unit 1	—
Lee Sang-heon	Vice President & Head of GR Unit	—
Park Tae-young	Vice President & Head of Policy Plan Unit	2,221
Jeon Joong-in	Vice President & Head of Corporate Business Unit	2,300
Yang Seung-cheon	Vice President & Head of Kyungbuk Br.	—
Kim Ki-tae	Vice President & Head of Internal Audit Unit	—
Lee Byeong-min	Vice President & Head of Honam Br.	—
Han In-kun	Vice President & Head of Corporate Mgmt Unit	—
Jung Yong-ho	Vice President & Head of Solution Business Unit	—

Note) The number of shares owned is as of December 2006.

2. Employees (As of December 31, 2006)

(Unit: Number of employee, KRW thousand)
					Average
Description	Management Staff	Others	Total	Total Salaries	Salaries
Male	1,310	45	1,355	83,292,640	61,790
Female	77	66	143	4,719,674	34,201
Total	1,387	111	1,498	88,012,314	59,228
3. Trade Union (As of December 31, 2006)

Description	Details
Eligible for membership	1,210
Registered members	1,167
Standing members	5
Affiliation	Federation of Korean Trade Unions
Others	—
VIII. Transactions with Related Parties
1. Transactions with largest shareholders
A)	Loan

The provision of loan to hanaromedia within the limit of KRW 60 billion was approved by the Company’s Board of Directors on June 22, 2006. A total of KRW 15 billion was extended to hanaromedia in 2006 and the outstanding balance was KRW 15 billion as of the end of 2006. As the loan was fully repaid, hanaromedia has no outstanding balance on the loan as of the end of March 30, 2007.

B)	Provision of collateral

The provision of collateral for loans to hanaromedia was approved by the Company’s Board of Directors on February 28, 2007. The collateral will be provided for the claim secured with the ceiling of 120~130% of the loan balance which amounts to KRW 100 billion. No collateral was provided in 2006.

C)	Debt guarantee

Lessee: hanaromedia Inc. (affiliated company)

Lessor: to be decided

Total amount of debt guarantee: KRW 90 billion

Guarantee period: up to 48 months

Date of BOD resolution: June 22, 2006

The debt guarantee is related to equipment lease for the business of hanaromedia. No debt guarantee has been provided as of the end 2006.

D)	Disposal of equity investments

(Unit: KRW billion)
			2006 balance
Company	Relation	Type	Beginning	Net change	Ending	Reference
hanaromedia Inc.	Affiliated company	Common shares	—	18.5	18.5	Ending book value: KRW 5.9 billion
Hanaro RD&M, Co., Ltd.	Affiliated company	Common shares	2.5	1.0	3.5	Ending book value: KRW 4.3 billion
Total			2.5	19.5	22.0
2. Transactions with other related parties
A)	Provision of Security for Members of the Employee Stock Ownership Association

Security provision for loans for members of the Employee Stock Ownership Association was approved by the Company’s Board of Directors on August 2, 2006, in order to encourage the members to contribute money to the Association, which will be used to purchase the Company’s shares in the market. Of the ceiling amount of KRW 20 billion, a total of KRW 11.2 billion was provided as security for loans to the 1,097 members as of the end of 2006.
IX. Attachments
    Not applicable.

X. Other Matters
1. Material developments in disclosed events (as of March 30, 2007)

Date	Title	Details	After Disclosure
February 22, 2006	Plan for delisting from NASDAQ/ deregistration from the SEC	Through a resolution of the Board of Directors, the Company has decided to pursue deregistration from the SEC and delisting of Depository Receipts on NASDAQ after the relevant law of the United States is enacted.	The delisting/deregistration will be pursued after the enactment of the SEC Rule 12h-6 (expected to take effect in the first half of 2007). The Representative Director shall be delegated to make decisions regarding the schedule and other details of delisting/deregistration.

May 12, 2006	Business plan for TV-Portal service of hanarotelecom	- The Company expects TV-Portal revenue of KRW 5 billion, KRW 70~80 billion and KRW 200 billion for 2006, 2007 and 2008, respectively, with subscriber target of 250,000, 1 million and 1.5 million subscribers for 2006, 2007 and 2008, respectively (Figures for 2008 are estimated on the assumption that regulations on the IP-TV business and that a full-fledged IP-TV service is provided.)

		- Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.	The Company launched the commercial hanaTV service on July 24, 2006. As of December 31, 2006, about 200,000 subscribers signed up for the service, and revenues reached about KRW 1.2 billion. As of the end of February 2007, the Company posts about 310,000 activated subscribers.

February 15, 2007	2007 Business Plan	- Revenues: a 5~8% increase from KRW 1,723.3 billion for 2006 - EBITDA: a 5~8% increase from KRW 535.5 billion for 2006 - CAPEX: KRW 330 billion ~ KRW 340 billion	The Company is currently undertaking its business operations for the fiscal year 2007. Any changes or announcements in the future will be disclosed through filing.

2. Summary of Shareholders’ Meeting

Date	Agenda	Resolution
The 9th AGM (March 24, 2006)	Approval of the Financial Statements of hanarotelecom incorporated for the Fiscal Year 2005	Approved (No dividend)

	Approval of the Financial Statements of Korea Thrunet Co., Ltd. for the Fiscal Year 2005	Approved (No dividend)

	Amendment of the Articles of Incorporation	Approved

	Appointment of Director	Approved

	Appointment of Audit Committee Member (Non-Outside Directors)	Approved

	Appointment of Outside Directors	Approved

	Approval of the Ceiling Amount of Compensation for Directors for the Fiscal Year 2006	Approved

	Approval of Capital Reduction	Approved

- Record date: May 2, 2006

Ratio of capital reduction: 50%

Number of shares subject to capital reduction: 231,676,506 common shares

	Approval of Grant of Stock Option Rights	Approved

- A total of 4,650,000 shares granted to 17 officers

EGM (November 16, 2006)	Appointment of Directors and an Outside Director	Approved
- 2 directors and 1 outside director
	Appointment of the Outside Directors to Be Nominated as Audit Committee Members	Approved
- 2 members of the Audit Committee
	Approval of Grant of Stock Option Rights	Approved

- A total of 3,350,000 shares granted to 59 officers and employees

The 10th AGM (March 23, 2007)	Approval of the Financial Statements for 2006	Approved (No dividend)
	Appointment of an Outside Director	Approved

- 1 outside director

	Approval of the Ceiling Amount of Compensation for Directors for 2007	Approved

	Approval of Grant of Stock Option Rights	Approved

- A total of 2,294,400 shares granted to 369 officers and employees
3. Contingent liabilities
As of December 31, 2006, the Company is a defendant in 4 lawsuits claiming damages for payments amounting to KRW 1,392,338 and is a plaintiff in 5 lawsuits claiming for payments amounting to KRW 9,212,471. The final outcome of the above lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse impact on the operations or financial position of the Company.

     The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.
List of Exhibits

Exhibit A	Auditor’s Report

Exhibit B	Articles of Incorporation

Exhibit C	Audit Report of Audit Committee

Exhibit D	Director’s Opinion on Business Operation

Exhibit E	Auditor’s Comments on the Formation of Internal Monitoring System

Exhibit F	Independent Auditor’s Comments on the Formation of Internal Monitoring System

Exhibit G	Business Report

Exhibit H	Internal Accounting Management System